August 11, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	IVERIC bio, Inc.
Registration Statement on Form S-3
File No. 333-241714
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IVERIC bio, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-241714), so that it may become effective at 4:30 p.m., Eastern time, on August 13, 2020, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Todd D.C. Anderman
Todd D.C. Anderman Vice President, General Counsel & Corporate Secretary